FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

October 19, 2004

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Wimm-Bill-Dann Foods Open Joint Stock Company [“WBD Foods” or the “Company”] hereby notifies of resolutions adopted by the Board of Directors of WBD Foods on October 15, 2004.

1. On the matter of the agenda: Concerning the calling of the extraordinary general meeting of shareholders.

Be it resolved:

1.1.      That the extraordinary meeting of shareholders of the Company be called.

1.2.      That the issue “Concerning approval of interested party transactions” be included, on the initiative of the Board of Directors, in the agenda of the extraordinary meeting of shareholders:

1.3.      That the following agenda of the extraordinary meeting of shareholders of the Company be approved:

• Concerning approval of interested party transactions

1.4.      That the following terms and procedure for holding the extraordinary meeting of shareholders of the Company be approved:

1.               Form of the meeting: remote voting.

2.               Deadline for the voting ballots receipt: December 10, 2004, by 24.00 Moscow time.

3.               Postal address to which to send completed ballot papers: d. 16/15, Yauzsky bulvar, room 306, Moscow, 109028, Russian Federation.

1.5.      That October 22, 2004 (at the end of the registrar’s business day), be set as the date of preparation of the list of persons entitled to participate in the extraordinary meeting of shareholders of the Company.

1.6.      That the form and text of the ballot papers for voting be approved.

1.7.      That the text of the notice of the extraordinary meeting of shareholders be approved.

1.8.      That the following list of information (materials) to be provided to shareholders be approved:

• draft resolution of the extraordinary meeting of shareholders;

• voting ballot;

• notice for the extraordinary meeting of shareholders.

1.9.      That the following procedure be established for giving notice of the extraordinary meeting of shareholders of the Company:

• no later than 30 (thirty) days before the deadline of the voting ballots receipt, a notice of the Meeting will be sent by registered mail or delivered by hand against signature for receipt to each person specified in the list of persons entitled to participate in the Meeting, and also published in the Wall Street Journal (New York, USA).

• a ballot paper for voting on the agenda item, along with materials relating to the agenda item (draft resolution of the general meeting of shareholders), will be sent by registered letter or delivered by hand against signature for receipt to each person specified in the list of persons entitled to participate in the meeting;

• in addition, the materials and documents to be provided to the shareholders in preparation for the meeting may be inspected at the location of WBD Foods (d. 16/15, Yauzsky bulvar, room 306, Moscow, 109028, Russian Federation) from 10:00 a.m. to 4:00 p.m. (Moscow time) daily, except Saturday and Sunday.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

	By:	/s/ Vladimir V. Preobrajensky
	Name:	Vladimir V. Preobrajensky
	Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date: October 19, 2004